Issuer Free Writing Prospectus, dated November 28, 2011

Filed pursuant to Rule 433 under the Securities Act of 1933

Supplementing the Preliminary Prospectus, dated November 28, 2011

Registration Statement No. 333-178192

Scripps Networks Interactive, Inc.

Pricing Term Sheet

Pricing Term Sheet for the 2016 Notes

Issuer:	Scripps Networks Interactive, Inc.
Size:	$500,000,000
Trade Date:	November 28, 2011
Settlement Date:	December 1, 2011
Maturity:	December 15, 2016
Coupon:	2.700%
Price:	99.878% of face amount
Yield to maturity:	2.726%
Benchmark Treasury:	0.875% due November 30, 2016
Benchmark Treasury Yield:	0.926%
Spread to Benchmark Treasury:	1.800%
Interest Payment Date:	June 15 and December 15, commencing June 15, 2012
Make-whole call:	At any time at a discount rate of Treasury plus 30 basis points
CUSIP:	811065AA9
ISIN:	US811065AA91
Ratings (Moody’s/S&P)*:	Baa1/A-
Joint Bookrunners:	J.P. Morgan Securities LLC Wells Fargo Securities, LLC Mitsubishi UFJ Securities (USA), Inc. SunTrust Robinson Humphrey, Inc.

Co-Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Fifth Third Securities, Inc. KeyBanc Capital Markets Inc. U.S. Bancorp Investments, Inc. First Tennessee Bank, NA

Additional Information

The Change of Control definition under “Description of notes—Change of control” in the Preliminary Prospectus Supplement is amended to add a clause (5) and will read as follows:

“Change of Control” means the occurrence of any of the following: (1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) or group other than the Company or one or more of its subsidiaries; (2) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) or group becomes the beneficial owner, directly or indirectly, of more than 50% of the voting power of the Company’s common equity entitled to vote generally in the election of directors; (3) the first day on which a majority of the members of our board of directors are not Continuing Directors; (4) the adoption of a plan relating to the liquidation or dissolution of the Company; or (5) the consummation of a so-called “going private/Rule 13e-3 Transaction”

that results in any of the effects described in paragraph (a)(3)(ii) of Rule 13e-3 under the Exchange Act (or any successor provision) with respect to our Class A Common Shares, following which The Edward W. Scripps Trust or Scripps Family Members beneficially own, directly or indirectly, more than 50% of the voting power of the Company’s common equity entitled to vote generally in the election of directors. Notwithstanding anything to the contrary in this definition, neither the termination of The Edward W. Scripps Trust nor the effectiveness, as a result of such termination, of the Family Agreement, in and of itself, shall constitute a Change of Control. For the purpose of this definition, “Family Agreement” means the Scripps Family Agreement, dated October 15, 1992, as it may be amended from time to time and “Scripps Family Members” shall mean the “Future Shareholders,” as such term is defined in the Family Agreement, and their respective heirs, executors, legal representatives, successors and permitted assigns.

*An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533 or Wells Fargo Securities, LLC toll-free at 1-800-326-5897.

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